Exhibit 99(a)(18)

EFiled: Jan 10 2005 12:31 AM EST
Filing ID 4913111

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

PAUL ENGEL, and FRED T. ISQUITH,
individually, and on behalf of all others
similarly situated,
Civil Action No.
Plaintiffs,

-against-

K. RUPERT MURDOCH, PETER
CHERNIN, DAVID DEVOE, LACHLAN
MURDOCH, ARTHUR M. SISKIND,
CHRISTOS COTSAKOS, PETER
POWERS, THOMAS W. JONES, NEWS
CORPORATION, AND FOX
ENTERTAINMENT GROUP, INC.,

Defendants.

CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholders’ class action lawsuit on behalf of the public stockholders of Fox Entertainment Group, Inc. (“Fox” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Fox common stock by News Corporation (“News Corp.”).

THE PARTIES

2. Plaintiffs have owned Class A common stock of the Company since prior to the transaction herein complained of and continuously to date.

3. Defendant Fox is a corporation duly organized and existing under the laws of the State of Delaware. As of November 5, 2004, Fox had 426,959,080 shares of Class A common stock outstanding.

4. Defendant News Corp. is a corporation duly organized and existing under the laws of the State of Delaware. News Corp. owns 252,159,080 shares of Fox Class A Common Stock and 547,500,000 shares of Fox Class B Common Stock. In total, News Corp. owns 82.1 % of the equity and 97% of the voting power of Fox.

5. Defendant K. Rupert Murdoch has been the Chairman of the Board of Directors of Fox since 1992, Chief Executive Officer of Fox since 1995, and has been a director of the company since 1985. Rupert Murdoch is a director, the chairman of the board of directors, and the Chief Executive Officer of News Corp. Rupert Murdoch and his family possess 29.5% of voting control over News Corp. Rupert Murdoch has been an officer of News Corp. since 1979 and a director since 1990.

6. Defendant Peter Chernin has been a director, president, and Chief Operating Officer of the Company since 1998. Defendant Peter Chernin is a director and the Chief Operating Officer of News Corp. Mr. Chernin has been a director and officer of the News Corp. since 1996. Mr. Chernin has served News Corp., or its subsidiaries, in a variety of capacities since 1989.

7. Defendant David DeVoe has been a director of the company since 1991 and Senior Executive Vice President and Chief Financial Officer of the company since 1998. Mr. DeVoe is a director and the Chief Financial Officer of the News Corp. Mr. DeVoe has been an officer and director of the News Corp. since 1990 and was an executive vice president of News Corp. from 1990 to 1996.

8. Defendant Lachlan Murdoch has been a director of the company since 2002. Lachlan Murdoch has been a director of the News Corp. since 1996 and has been its Deputy Chief Operating Officer since 2000. Lachlan Murdoch is the son of Rupert Murdoch.

9. Defendant Arthur M. Siskind is a director of the company and was executive Vice President of News Corp from 1991 to 1996. Mr. Siskind has been a director and group general counsel of News Corp. since 1991.

10. Defendants Christos Cotsakos, Peter Powers, and Thomas W. Jones are directors of Fox.

11. The defendants named in paragraphs 5 to 10 (the “Individual Defendants”) are in a fiduciary relationship with plaintiffs and the other public stockholders of Fox and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.

CLASS ACTION ALLEGATIONS

12. Plaintiffs bring this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of Fox stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

13. Plaintiffs bring this action individually and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Fox public stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

14. This action is properly maintainable as a class action.

15. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

16. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) Whether defendants have breached their fiduciary duties of loyalty, independence or due care with respect to plaintiffs and the other members of the Class;

(b) Whether the Individual Defendants are engaging in self-dealing;

(c) Whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Fox;

(d) Whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class, including the duties of good faith, disclosure, diligence, honesty and fair dealing;

(e) Whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) Whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

17. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

19. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

20. On January 10, 2005, News Corp. announced that it had proposed an exchange offer whereby holders of Fox Class A common stock would receive 1.90 shares of News Corp. Class A common stock to acquire the outstanding publicly held minority interest in the Company for $32 per share in cash. The transaction is structured as a first step exchange offer and second step merger. The exchange offer is reportedly to commence on January 10, 2005 and Fox will form a committee of directors not affiliated with News Corp. to respond to the exchange offer and make a recommendation to the public shareholders regarding the offer. As alleged above, at least five of Fox’s eight directors are plainly not disinterested and independent with respect to News Corp.

21. Defendants owe fundamental fiduciary obligations to Fox’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected, to consider seriously all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Fox must adequately ensure that no conflict of interest exists between the Individual Defendants’

own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

22. Defendants have refused to take those steps necessary to ensure that Fox stockholders will receive maximum value for their shares of Fox stock.

23. The proposed exchange is wrongful, unfair and harmful to Fox’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The transaction is an attempt to deny plaintiffs and the other members of the Class their rights.

24. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Fox, including their duties of loyalty, disclosure and duty of care.

25. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

26. Because the Individual Defendants have breached their duties of loyalty, disclosure, good faith and independence in connection with the exchange offer, the burden of proving the inherent or entire fairness of the exchange, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

27. Defendant News Corp. has breached fiduciary duties by unfair self-dealing to the detriment of Fox’s public shareholders.

28. As a result of the actions of the Individual Defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Fox’s assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Fox common stock.

29. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

30. Only through the exercise of this Court’s equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict. Defendants are precluding the stockholders’ enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would maximize shareholders value.

31. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, to the irreparable harm of plaintiffs and other members of the Class.

Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, plaintiffs demand judgment as follows:

(a) Declaring this to be a proper class action, certifying plaintiffs as class representatives, and appointing their counsel to represent the Class;

(b) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

(i) Cooperate fully with any entity or person, having a bona fide interest in proposing any transactions that would maximize shareholder value;

(ii) Immediately undertake an appropriate evaluation of Fox’s worth as a merger/acquisition candidate;

(iii) Take all appropriate steps to enhance Fox’s value and attractiveness as a merger/acquisition candidate;

(iv) Take all appropriate steps to effectively expose Fox to the marketplace in an effort to create an active auction of the Company;

(v) Act independently so that the interests of the Company’s public stockholders will be protected; and

(vi) Adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Fox;

(c) Ordering the Individual Defendants, jointly and severally, to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

(d) Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs’ attorneys’ and experts’ fees; and

(e) Granting such other and further relief as may be just and proper

Dated: January 10, 2005	CHIMICLES & TIKELLIS LLP

/s/ PAMELA S. TIKELLIS

Pamela S. Tikellis (#2172)

Robert J. Kriner (#2546)

Brian D. Long (#4347)

A. Zachary Naylor (#4439)

Robert Davis (#4536)

One Rodney Square

P.O. Box 1035

Wilmington, Delaware 19899

(302) 656-2500

Attorneys for Plaintiffs